Hygea Holdings Corp.
9100 South Dadeland Blvd., Suite 1500
Miami, Florida 33156

January 6, 2012

Via Edgar

Jeffrey Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Hygea Holdings Corp. (f/k/a Piper Acquisition II, Inc.)
Amendment No. 2 to Registration Statement on Form S-1
Filed: December 21, 2011
File No. 333-174252

Mr. Reidler:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated December 27, 2011 (the “Comment Letter”) relating to the Amendment No. 2 to Form S-1 filed December 21, 2011 of Hygea Holdings Corp. (f/k/a Piper Acquisition II, Inc.) (“Hygea”, “Piper” or the "Company").  The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

FORM S-1

Management’s Discussion and Analysis
Application of Critical Accounting Policies and Estimates
Revenues, page 29

1.
You state in response to comment two that you do not believe the shortfall of $118,402 in your estimated premiums accrued during 2009 is material. Please provide us with your analysis of how you determined that this error was not quantitatively or qualitatively given that your net operating income was $142,202 in 2009. Please also provide the discussion that was requested in our comment 20 on June 13, 2011.

Jeffrey Riedler, Assistant Director
United States Securities and Exchange Commission
January 6, 2012

Response

We evaluated the impact of the change in estimated revenue from the CMS billing error on a net income, after applicable income tax expense and non-controlling interest basis, and found that the impact did not, among other things, in either period:

●	Mask a change in earnings or other trends
●	Hide a failure to meet earnings expectations
●	Concern a segment or other portion of our business that has been identified as playing a significant role in our operations or profitability
●	Affect our compliance with regulatory requirements
●	Affect our compliance with loan covenants or other contractual requirements
●	Impact management compensation
●	Conceal an unlawful transaction

However, we do acknowledge that qualitatively speaking, it did cause a change from positive earnings to a loss for the period and can be considered from this standpoint to be material, and we have therefore included the necessary adjustments in our restated financial statements.

We have also included the requested disclosure found in your comment 20 of your letter of June 13, 2011, within our Revenue accounting policy disclosure found in Management Discussion and Analysis and our audited Financial Statements for the years ended December 31, 2010 and 2009.

2.
You disclose that stop loss reinsurance coverage is purchased from CarePlus under your administrative service contract with this provider to cover catastrophic claims or to limit aggregate annual costs. You also disclose that you recorded premiums and benefit expenses related to these stop loss insurance contracts as expenses and revenues received from the provider as patient fees in the statement of operations. Management is of the opinion that the inclusion of stop loss insurance as revenues provided a better presentation in light of the existing reporting model of revenues under the At-Risk Administrative Service Contracts with HMO’s. Please tell us the following:

●	How your accounting policy for stop loss insurance is consistent with ASC 944 and cite for us the specific accounting literature that supports your accounting for this reinsurance;
●	The reinsurance accounting entries that you record under your administrative service contracts, and
●	Why management believes that including stop loss reinsurance as revenue enhances disclosures under your At-Risk Administrative Service Contracts with HMO’s.

Response

In responding to your prior comment letter, we agreed upon recording reinsurance recoveries within the same caption as we record the related expense and made that reclassification in our prior financial statements as submitted to you in Amendment 2. Further, we also made changes within our accounting policy note in the financial statements to reflect this policy change. However, we inadvertently did not effectuate this accounting policy update to our MD&A, which still incorrectly states that we record reinsurance recoveries as revenue. We have revised this language in this submission to reflect the change in accounting policy so that the document is consistent with our accounting and also with the correct language included within our financial statements.

Jeffrey Riedler, Assistant Director
United States Securities and Exchange Commission
January 6, 2012

Liquidity and Capital Resources, page 32

3.
You have accounts receivable due from CarePlus of $2.5 million at September 30, 2011. This represents a significant increase in relation to the increases in revenues and the accounts receivable due from CarePlus of $1.6 million at December 31, 2010 and $.2 million at December 31, 2009. The receivable balance from Careplus has resulted in a working capital surplus that you highlight in your disclosures. Please enhance your liquidity disclosures as follows:

Response

●	Disclose the number of days sales in receivables for CarePlus and in total;

Management respectfully advises the staff that base on the nature of our contract with CarePlus, days sales in receivables is not a traditionally relevant metric with respect to our reimbursement status. We believe that days sales in receivables is a metric more relevant to situations whereby payment terms are structured more closely to the revenue generation activity than is the case with our CarePlus and Medicare Risk Adjustment (“MRA”) activity.  Although we do receive current payment for a significant portion of our CarePlus activity, given the nature of the MRA process the settlement process for the balance will span 18 to 24 months. To provide the Staff with more clarity, although our revenue from CarePlus totaled $5.4 million for the nine months ended September 30, 2011, our receivables only increased by approximately $0.8 million, representing just that portion representing our MRA during period, net of the settlement of 2009 MRA activity.

We have added additional disclosure to Footnote B “Significant Accounting Policies – Accounts Receivable” to our unaudited financial statements as of September 30, 2011, and to our significant accounting policy discussion as part of Management’s Discussion and Analysis, in this third amendment to provide additional clarity to when we expect to be paid the MRA portion of our revenues.

●	Disclose the amount of receivables past due more than 180 days, 365 days and any other metric that you consider useful for an investor;

Management believes that the revised disclosure, addressing the estimated timing of collection of its outstanding CarePlus receivables, adequately addresses this disclosure.

●	Disclose whether there has been any material change in the amount or timing of cash received from CarePlus in the past year, and;

Management believes that the revised disclosure, addressing the estimated timing of collection of its outstanding CarePlus receivables, adequately addresses this disclosure.

●	Disclose the processes employed by management to monitor credit risks and the concentration of credit risk with CarePlus.

We have modified the disclosure in Footnote B “Significant Accounting Policies – Accounts Receivable” to our unaudited financial statements as of September 30, 2011, and to our significant accounting policy discussion as part of Management’s Discussion and Analysis, in this third amendment to address Management’s view of concentration and collection risk.We have provided further information in the MD&A as requested by you in response to this comment.

Consolidated Financial Statements

Revenues, page F-8

4.	Refer to our previously issued comment number seven and tell us where you described how you determine the timing and the amount of recognizing the license and consulting fees.

Jeffrey Riedler, Assistant Director
United States Securities and Exchange Commission
January 6, 2012

Response

We have disclosed, to the extent we believe necessary, how we determine the timing and the amount of recognizing the license and consulting fees in the last sentence of our revenue policy footnote found on page F-8, as follows:

“Non-medical revenues consist primarily of license fees and consulting fees, which are presented on the accrual basis in the period in which the amounts are earned.”

Management believes this level of disclosure is appropriate given the nature of these transactions and their more sporadic occurrence.  We have provided, within Management’s Discussion and Analysis, the specific makeup of the transactions which comprise this category.

Claims Payable, page F-10

5.
We acknowledge your response to prior comment nine. You disclose in various parts of the filing that claims payable represents one of your most significant estimates. Please disclose the nature of the claims payable, your method of establishing claim reserves, the claim amounts that are offset against your accounts receivable and your legal justification for offsetting claims payable against accounts receivable. Please also disclose the impact of reasonably likely changes in your estimated claims payable on your financial position and operating results.

Response

As we attempted to convey in our response to your comment No. 9 to your letter of November 8, 2011, the Company does not have “claims payable” in the normal and customary sense. The Medicare payment methodology requires an ongoing assessment, diagnostic review and update and coding of a patient's medical acuity profile to support a risk adjusted premium (what will become the Company’s accounts receivable). On a cash basis at any given time in the ongoing assessment, medical expenses (claims payable) can exceed the premium received (cash) and a negative balance can be reported. However, these expenses factor in to retrospective premium adjustments and revert back to the Company as a receivable. As further clarified in our revised accounting policy disclosure with respect to “Revenues” and “Accounts Receivable” the Company has made estimates of these adjustments in determining the premium to apply to each case in the period earned.  All of these type activities are wholly within our CarePlus relationship.  It was only our internal tracking of cases wherein medical expenses exceeded premium received that were erroneously reported originally as a “claims payable” and for which we have endeavored to correct in our amended filings.  In our third amendment we have ensured that all references to claims payable is removed.

There remains discussion throughout our amended S-1, of our requirement, and the risk incumbent, of paying claims as they come due.  Our risk therein lies in having to settle claims prior to reimbursement from Medicare and the impact to our liquidity thereof.  These discussion points, and resulting risk, do not change the underlying nature of our accounting for transactions under our CarePlus agreement as we’ve now properly disclosed.

We understand that the nature of these activities may not yet be adequately disclosed and welcome the opportunity to discuss in teleconference with the Staff to arrive at the appropriate level of disclosure, should the Staff still have concerns.

R. Restatement, page F-19

6.
Please revise your disclosure to ensure that you have explained all restatement items. For example, you seem to have omitted the discussion for the restatements relating to Opa-Locka acquisition and improper classification of receivable for shares issued. In addition, quantify the impact of each restatement items in accordance with ASC 250-10-50-7. Furthermore, clearly identify that each restatement was the result of an error. Please also address whether identifying the revenue reclassification and the impact of the amendment to the share exchange agreement as restatements are appropriate.

Response

We have revised the disclosure to ensure that we have appropriately explained all items, as requested. Further, we have also included the requisite language regarding the impact of each restatement item in accordance with ASC 250-10-50-7. Lastly, after consideration of your comment regarding the appropriateness of treating the reclassification of revenue and the change in presentation of equity resultant from the modification of the share exchange agreement as restatement items, we have removed the the issue of reclassification of revenue from the restatement footnote as we believe that this is a matter of presentation and not a matter of restatement. However, we continue to believe that the modification of the share exchange agreement resulted in an error in presentation of equity, resulting in a change in the number of shares and a contra-equity receivable balance of $305,000, which we believe to be a material item to potential investors and readers of the financial statements.

Jeffrey Riedler, Assistant Director
United States Securities and Exchange Commission
January 6, 2012

**********************

The Company hereby acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact our attorney, Stephen Fleming, at 516-833-5034 if you have any questions or comments. Thank you.

Very truly yours,

/s/ Manuel E. Iglesias
Manuel E. Iglesias, CEO and President